

March 13, 2015

Mr. Philip P. Conti
Chief Financial Officer
EQT GP Holdings, LP
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

> **Re:** **EQT GP Holdings, LP**
> **Registration Statement on Form S-1**
> **Filed February 12, 2015**
> **File No. 333-202053**

Dear Mr. Conti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Some of our comments are also applicable to Form 10-K of EQM for the year ended December 31, 2014. Please address those comments in future filings of EQM.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

EQT GP Holdings, LP, page 1

3. Here, and in other sections containing similar disclosure in the prospectus, please make clear that EQT is the ultimate parent of both you and EQM.

4. Please provide support for your statement that "EQT is one of the largest natural gas producers in the Appalachian Basin."

5. We note your disclosure in the first full paragraph at the top of page 3 of the various ways in which you may facilitate EQM's growth activities. Here and elsewhere in your prospectus where you state as much, please also indicate that one of EQT's subsidiaries will receive the proceeds of this offering and that EQT intends to use the proceeds for general corporate purposes and does not intend to facilitate EQM's growth activities with the proceeds, if true.

Historical Quarterly Cash Distributions by EQM and Indicative Distributions to EQGP, page 3

6. Please clearly and prominently indicate next to the table you present here and elsewhere in the prospectus that the amounts and increases associated with EQM's historical distributions are not necessarily indicative of EQM's future ability to distribute similar amounts or continue to increase such amounts.

Hypothetical Total Quarterly Distributions Paid by EQM to its Partners, page 4

7. Please revise this chart to balance the potential increases that you disclose with the potential decreases in distributions if EQM's results do not meet your expectations. This comment also applies to the chart on page five (5) entitled "Hypothetical Quarterly Distributions Paid by EQM to EQGP."

The Offering, page 17

8. We note your disclosure here and elsewhere in the prospectus of the conversion of certain EQM subordinated units held by EQT into common units on February 17, 2015. In an appropriate place in the prospectus, please disclose the direct percentage interest EQT will have in EQM and discuss the dilutive impact such conversion will have upon your interest in EQM.

Capitalization, page 64

9. We note that the amount of the EQM lease obligation differs from the amount disclosed in the consolidated balance sheets and the amount disclosed in note 12 to the financial statements. Please advise.

Dilution, page 65

10. Please revise your table to present the net tangible book value per share before the offering. Please refer to Item 506 of Regulation S-K.

11. Please revise your table to present a separate line for each item impacting the change in pro forma net tangible book value including the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014, page 71

12. Please tell us how you determined the distributions to EQGP related to its 2% general partner interest and incentive distribution rights of EQM.

Estimated Minimum Cash Available for Distribution by EQM for the Year Ended December 31, 2015, page 74

13. Please tell us what consideration you gave to presenting a projection that covers 12 months encompassing the first public distribution.

Operating Revenues, page 75

14. We note EQM's assumed revenue for 2015 is based on annualized revenues generated only from charges under fixed-fee firm contracts for the quarter ended December 31, 2014. Please tell us if this information is disclosed within the document. If not, please tell us your consideration of disclosing this information. In addition, please expand your disclosure to explain why you assume EQM's revenues will decline in 2015 as compared to 2014.

Selling, General and Administrative Expense, page 76

15. Please describe the transactions that were incurred during the quarter ended December 31, 2014 that are not expected to be incurred during the year ended December 31, 2015.

Interest Expense, page 76

16. Please disclose the basis for the assumed interest rate on borrowings used to fund capital expenditures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

EQT Midstream Partners, LP, page 86

17. We note your disclosure here and elsewhere in the prospectus that substantially all of EQM's revenues are generated under fixed-fee contracts. In an appropriate place in your prospectus, please discuss the material terms of these contracts, including a quantitative and qualitative discussion of how fluctuations in the natural gas market will impact EQM's results of operations and liquidity. For example, please discuss and quantify, where appropriate, the terms of your contracts that include reservation-based charges and volume commitments.

Business Segment Results—Combined Overview, 93

18. We note your disclosure that increased production development in the Marcellus Shale has led to increased revenues in both EQM's Transmission and Storage and Gathering Segments. Please clarify the factors that have led to the increased production in the Marcellus Shale and how those factors will impact the results of operations in these two business segments going forward.

Gathering Results of Operations, page 95

19. Please disclose the dollar impact on gathering revenues due to higher volumes and lower average gathering rates in your discussions of gathering revenues for the periods presented. Please refer to Item 303(a)(3) of Regulation S-K.

General Trends and Outlook

Growth Associated with Acquisition and Expansion Projects, page 97

20. We note your disclosure here and elsewhere in this registration statement that "EQM expects to assume EQT's interest in Mountain Valley Pipeline, LLC . . . ." Please elaborate on what has created this expectation and whether any contractual arrangement exists for transfer for EQT's interest in Mountain Valley Pipeline, LLC to EQM.

Commodity Prices, page 98

21. Where you discuss the low prices of natural gas, please elaborate to discuss the risk you disclose on page 37 where you indicate that EQT has reduced its capital expenditure forecast. In doing so, please explain what impact this could have on your future results of operations.

Security Ratings, page 103

22. EQM's rating of Ba1 from Moody's Investors Service appears to be considered a non-investment grade rating. Please explain this rating in your disclosure, here and in your risk factor disclosure on page 55, and how the rating may have impacted EQM's access to capital markets, borrowing costs and collateral requirements.

Critical Accounting Policies and Significant Estimates, page 104

23. Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate/assumption to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Business

Our and EQM's Relationship with EQT, page 120

24. In the second full paragraph on page 120, please clarify that EQT will indirectly own 100% of your non-economic general partner interest.

Executive Compensation

Narrative Disclosure to Summary Compensation Table and 2014 Grants of Plan-Based Awards Table

Stock Awards – EQT 2012 Executive Performance Incentive Plan (2012 EPIP), page 143

25. We note your indication that the number of shares to be distributed is dependent upon the EQT MDC Committee's certification of the performance. Please update this section, and any other section that was dependent upon the filing of EQT's proxy statement, to reflect this information.

Certain Relationships and Related Transactions

Conflicts of Interest Involving EQM, page 168

26. Elaborate upon the how the board of directors will assess the fairness and reasonableness of the conflict at issue under the standards disclosed in the fourth bullet points on pages 169 and 170.

Financial Statements

Combined Statements of Cash Flows, page F-9

27. Please tell us the nature and amounts of the items included in the "investments by partners and net changes in parent advances" line item. In addition, please tell us your basis in GAAP for net presentation. Pease refer to ASC 230-10-45-7.

Notes to Combined Financial Statements, page F-12

28. Please provide the supplementary financial information required by Item 302 of Regulation S-K or tell us why disclosure is not required.

Note 1. Summary of Operations and Significant Accounting Policies

Cash and Cash Equivalents, page F-15

29. Please disclose the amount of interest income for each year presented in accordance with paragraph 7 of Rule 5-03(b) of Regulation S-X.

8. Fair Value Measurements, page F-27

30. Please disclose the carrying amount of long-term debt together with the related fair value. Refer to ASC 825-10-50-11.

11. Equity-Based Compensation, page F-31

31. Please tell us how you account for cash distributions on unvested unit awards issued under the 2014 EQM Value Driver Award. In addition, please show us how to reconcile stock based compensation expense for each year to the amount of equity-based compensation recognized in partners' capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Joshua Davison, Esq.